UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42566

WF HOLDING LIMITED

(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

60-378471828

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information contained in this Current Report on Form 6-K

As previously disclosed, on October 14, 2026, WF Holding Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors in connection with a registered direct offering for the offer and sale of 12,000,000 units (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company with a par value of $0.00025 per share (each, an “Ordinary Share”) or in lieu thereof, one pre-funded warrant (each, a “Pre-Funded Warrant”) to purchase one Ordinary Share at an exercise price of $0.001 per share, and (ii) one warrant (each, a “Warrant” and, collectively with the Ordinary Shares, the Pre-Funded Warrants and the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants, the “Securities”), at a purchase price of $1.50 per Unit (or $1.499 per Unit including a Pre-Funded Warrant) in a registered direct offering (such offering, the “Offering”).

On October 27, 2026, the Company entered into an Amendment No. 1 to Ordinary Share Purchase Warrant (the “Warrant Amendment”) with a holder (the “Holder”) of 2,568,000 outstanding Warrants (the “Amended Warrants”). The Warrant Amendment permits the Holder, at any time, to exercise the Amended Warrants in whole or in part by means of a “zero price exercise,” under which each Amended Warrant entitles the Holder to receive 18 Ordinary Shares, subject to the beneficial ownership limitation and adjustments set forth in the Amended Warrants. The Amended Warrants will be automatically exercised via a zero price exercise on their termination date. The Warrant Amendment does not affect any other terms of the Amended Warrants, any other securities of the Company or the Purchase Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2026

WF Holding Limited

By:	/s/ Leah Siang Ling
Name:	Leah Siang Ling
Title:	Co-Chief Executive Officer

By:	/s/ Chee Hoong Lew
Name:	Chee Hoong Lew
Title:	Co-Chief Executive Officer

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